

October 23, 2012

<u>Via E-mail</u>
Mr. Robert S. Kirby
General Counsel - CNH Financial Services
CNH Capital LLC
5729 Washington Avenue
Racine, Wisconsin 53406

> **Re:** **CNH Capital LLC**
> **Amendment Number Two to Registration Statement on Form S-4**
> **Filed September 28, 2012**
> **File No. 333- 182411**

Dear Mr. Kirby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1. We are unable to agree that the Company qualifies as an "emerging growth company," as defined by Section 101(a)(19)(C) of the Jumpstart Our Business Startups Act. In calculating whether the Company exceeded the $1 billion debt limit, you should include all non-convertible debt securities issued by the Company and any of its consolidated subsidiaries during the previous three-year period. Please revise your disclosures accordingly.

Summary, Our Business, page 1

2. We note your response to comment 2. Please revise this section as follows:
   - noting your statement in the first paragraph that you provide financing for equipment manufactured by companies other than CNH, please disclose the amount and percentage of your loan portfolio attributable to such loans; and
   - as we requested, revise the first full paragraph on page 2 to disclose whether or not you are required by your parent CNH Global or Fiat Industrial to lend to every CNH dealer in the United States and Canada, disclose whether the dealers are independently owned, and quantify the percentage and amount of your loan portfolio to CNH dealers.

Risk Factors, page 20

3. We note your revised disclosure on page 1 that only forty three percent of your consolidated revenues and less than twenty seven percent of your consolidated assets are held by subsidiaries that are guaranteeing the debt. Please consider adding a risk factor relating to the risk that assets or the revenue generating business of the guaranteeing subsidiaries could decline or be sold or be shifted to other subsidiaries of CNH Capital or CNH Global that are not guarantors of the debt or may be otherwise be inadequate to repay the notes.

4. We note your revised disclosure on pages 29 and 30 regarding the risk that you may not have sufficient cash to pay the notes. Please revise as follows:
   - discuss on page 29 in further detail any other material risks to note holders from your status (and that of each of your subsidiaries) as a limited liability company under Delaware law;
   - discuss in further detail the risks to note holders from the provisions of your debt agreements to which you refer in the carry over sentence on pages 29 and 30; and
   - disclose on page 30 the amount and percentage of respective receivables that each of your guaranteeing subsidiaries transferred to special purpose entities during the most recent fiscal year and disclose the aggregate amount of receivables and total assets of your guaranteeing subsidiaries that were available (as of your most recent financial statement) under the guarantees to the notes consistent with Delaware law.

Certain Relationships, page 84

5. Pursuant to Item 404(a)(6) please disclose the following information relating to your loans with affiliates:

- disclose whether each of the loans to affiliates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender;
- based on the table on page 85, explain the reasons for why your rates for borrowing from your affiliate Fiat Industrial and Fiat for the past three years has been consistently and substantially higher than your rates for borrowing or lending to other affiliates; and
- clarify on page 85 that the numbers in each of the tables are in thousands.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 551-3416 or me at (202) 551-3775 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director